

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Michele Robertson
Chief Legal Officer, Vice President
DBV Technologies S.A.
106 Allen Road
Suite 400
Basking Ridge, New Jersey 07920

> **Re: DBV Technologies S.A.**
> **Registration Statement on Form S-3**
> **Filed April 6, 2023**
> **File No. 333-271166**

Dear Michele Robertson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Segal, Esq.